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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRELIMINARY SIZE OF ITS 9.5% SENIOR SECURED NOTES DUE 2018 AS OF THE EARLY BIRD EXPIRATION DATE IN CONNECTION WITH ITS EXCHANGE OFFER AND CONSENT REQUEST

MONTERREY, MEXICO, JULY 24, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the preliminary size of its offering of 9.5% Senior Secured Notes due 2018 (the “New HY Notes”) in connection with its previously announced exchange offer and consent request to participating creditors under the Financing Agreement, dated as of August 14, 2009, as amended. As of July 19, 2012, the Early Bird Expiration Date, accepting participating creditors had elected to receive approximately U.S.$421 million aggregate principal amount of New HY Notes. As a result, such accepting participating creditors will be allocated the full amount of New HY Notes they have elected to receive, subject to the terms and conditions described in the Invitation Memorandum to Participating Creditors to Participate in an Exchange Offer and/or Consent Request, dated July 5, 2012, which is posted on Debtdomain. CEMEX believes that the offering of New HY Notes has achieved its purpose of targeting certain institutional investors that desire a more liquid security, while minimizing the size of the relatively more costly New HY Notes issuance. The final aggregate principal amount of the New HY Notes remains subject to a maximum aggregate principal amount of U.S.$500 million, which may be increased or decreased at CEMEX’s sole discretion, and will be announced after the expiration of this transaction at 5:00 p.m. (London time) / 12:00 noon (New York City time) on August 20, 2012, subject to extension. All terms and conditions of this transaction remain unchanged from the terms and conditions set forth in the Invitation Memorandum.

Creditors or beneficial owners of existing exposures under the Financing Agreement that do not have access to the Invitation Memorandum on Debtdomain may obtain a copy by contacting Citibank International Plc, the exchange agent for this transaction, at 5 Canada Square, Canary Wharf, London E14 5LB, by email at exchange.gats@citi.com or by telephone at +44 (0)207 508 3867.

This transaction includes an offering of securities that is being conducted pursuant to Section 4(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and applicable exemptions under the laws of foreign jurisdictions. Participation in this transaction is limited: (a) in the United States, to persons who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act or institutional “accredited investors” as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, and (b) outside the United States, to persons other than “U.S. persons” (as defined in Regulation S under the Securities Act) in reliance upon Regulation S under the Securities Act and who are “qualified investors” (within the meaning given at Article 2 of Directive 2003/71/EC (the Prospectus Directive)) or hold an equivalent status under applicable local laws and regulations. The securities to be offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities, in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

THERE WILL NOT BE A REGISTRATION WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND NO PUBLIC OFFERING OR BROKERAGE ACTIVITIES MAY BE CONDUCTED IN MEXICO, EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL

MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS. WE WOULD NOTIFY THE CNBV OF THIS TRANSACTION, INCLUDING ITS PRINCIPAL CHARACTERISTICS. SUCH NOTICE WILL BE DELIVERED TO THE CNBV FOR INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO INVESTMENT QUALITY OR OF OUR SOLVENCY. THE INFORMATION CONTAINED IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

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This announcement contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. These risks, uncertainties, and assumptions are more fully described in the Invitation Memorandum and our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 24, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller